UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

PENUMBRA, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-37557	05-0605598
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

One Penumbra Place, Alameda, California	94502
(Address of principal executive offices)	(Zip Code)
Johanna Roberts
Executive Vice President, General Counsel and Secretary
(510) 748-3200
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 230.13p-1) for the reporting period from January 1 to December 31, 2020.

Introduction

This Specialized Disclosure Report on Form SD (this “Form SD”) of Penumbra, Inc. (“Penumbra,” the “Company,” “we,” or “us”) for the year ended December 31, 2020 is being filed to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”).

Penumbra, headquartered in Alameda, California, is a global healthcare company focused on innovative therapies. Penumbra designs, develops, manufactures and markets novel products and has a broad portfolio that addresses challenging medical conditions in markets with significant unmet need. Some of our products contain small amounts of tin, tungsten, and/or gold that are necessary to the functionality or production of those products. Substantially all of our products are manufactured at our manufacturing facilities in Alameda and Roseville, California. Penumbra does not purchase ore or unrefined tin, tungsten or gold from mines and instead relies on a small number of suppliers that provide us with materials containing these minerals. We rely on these suppliers to assist us with our reasonable country of origin inquiry regarding the minerals contained in the materials that they supply to us.

Item 1.01. Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure

Penumbra has evaluated its products that were manufactured during the calendar year ended December 31, 2020 (the “Reporting Period”), and has determined that certain of such products contain “conflict minerals,” which, for purposes of this Form SD, means columbite-tantalite, also known as coltan (the metal ore from which tantalum is extracted); cassiterite (the metal ore from which tin is extracted); gold; wolframite (the metal ore from which tungsten is extracted); and their derivatives (collectively, “3TG Minerals”). Specifically, certain of Penumbra’s thrombectomy, embolization, rehabilitation and access products contain tin, tungsten, and/or gold. These 3TG Minerals are necessary for the functionality or production of these products.

The Company has identified eleven suppliers (the “3TG Suppliers”) that supplied materials containing 3TG Minerals that were used in Penumbra products whose manufacture was completed during the Reporting Period (the “Products”).

The Company conducted a reasonable country of origin inquiry (“RCOI”) on the 3TG Suppliers to determine whether the 3TG Minerals used in the Products originated in the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”). The RCOI involved the following steps:

•Penumbra requested from each 3TG Supplier a copy of the 3TG Supplier’s conflict minerals statement and/or policy, or any other declarations relating to their sourcing of 3TG Minerals;

•Penumbra requested and received from each 3TG Supplier a completed Electronic Industry Citizenship Coalition (EICC) and the Global e-Sustainability Initiative (GeSI) Conflict Minerals Reporting Template (each, a “CMRT”), which asks the 3TG Supplier to disclose specified information regarding the inclusion of 3TG Minerals in their materials, including materials supplied to the Company, and the country of origin thereof. Each CMRT was evaluated for consistency, completeness, and accuracy and, in certain circumstances, further inquiries were made to clarify the responses; and

•where further inquiry was needed, Penumbra reviewed information available from other public sources regarding the 3TG Minerals in a 3TG Supplier’s materials.

Of the eleven 3TG Suppliers, seven confirmed via their CMRT and related documentation that the 3TG minerals contained in their materials supplied to the Company and contained in the Products were obtained from smelters that do not source 3TG Minerals from the Covered Countries. These 3TG Suppliers also confirmed via their CMRT that they had received responses to their supply chain survey from one hundred percent (100%) of the relevant smelters.

Three 3TG Suppliers, which supply parts containing tungsten, tin and/or gold, indicated via their CMRT that the Responsible Minerals Initiative (“RMI”) (formerly the Conflict-Free Sourcing Initiative) RCOI data suggested that it was possible that the 3TG Minerals contained in their materials supplied to the Company and contained in the Products were sourced from the Covered Countries. Penumbra requested additional information from these 3TG Suppliers and reviewed publicly available information (including but not limited to the 3TG Suppliers’ conflict minerals policies and statements) to confirm the 3TG Suppliers’ commitment to conflict-free sourcing.

One 3TG Supplier, which supplies tungsten powder for use in the Products, informed the Company that responses to their supply chain survey indicated that the 3TG Minerals contained in their materials supplied to the Company and contained in the Products were obtained from smelters that do not source 3TG Minerals from the Covered Countries, but that the 3TG Supplier had received responses to their supply chain survey from less than one hundred percent (100%) of the relevant smelters. Penumbra requested additional information from this 3TG Supplier and reviewed publicly available information (including but not limited to the 3TG Supplier’s Conflict Minerals Policy) to confirm the 3TG Supplier’s commitment to conflict-free sourcing.

Based on responses received, the Company determined that 3TG Minerals present in certain of the Products may have originated in the Covered Countries and may not be from scrap or recycled sources. The Company has elected not to file disclosure under Item 1.01(c) of Form SD in accordance with the “Updated Statement on the Effect of the Court of Appeals Decision on the Conflict Minerals Rule” issued by the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) on April 7, 2017.

This Form SD is publicly available at www.penumbrainc.com as well as the SEC’s website located at www.sec.gov. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.
Item 1.02. Exhibit

None.

Item 2.01. Exhibits

None.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

PENUMBRA, INC.

Dated: June 1, 2021	By:	/s/ Johanna Roberts
	Name:	Johanna Roberts
	Title:	Executive Vice President, General Counsel and Secretary